Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 14, 2006 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the changes in the method of accounting for asset retirement obligations and the presentation of operating revenues and operating expenses associated with non-trading electric derivative activities and the restatement of the 2004 and 2003 financial statements), relating to the financial statements and financial statement schedule of Portland General Electric Company, appearing in the Annual Report on Form 10-K of Portland General Electric Company for the year ended December 31, 2005.

DELOITTE & TOUCHE LLP
/s/ Deloitte & Touche LLP

July 12, 2006

Portland, OR